FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

Press Release	Source: PeopleSoft Inc.

PeopleSoft Expands Lawsuit Against Oracle

Tuesday August 12, 7:18 pm ET

Extensive New Facts Alleged Regarding Oracle Management’s Interference in Customer Relationships

PLEASANTON, Calif. — (BUSINESS WIRE) — Aug. 12, 2003 — PeopleSoft, Inc. (Nasdaq:PSFT — News) today announced that it has expanded its lawsuit against Oracle Corporation (Nasdaq:ORCL — News) by filing an amendment to its complaint in California Superior Court in Alameda County, California.

PeopleSoft’s complaint, portions of which have been filed with the court under seal, has been amended to allege extensive new facts about Oracle management’s ongoing acts of unfair trade practices, including its efforts to disrupt PeopleSoft’s customer relationships. The complaint also alleges new information concerning Oracle’s deliberate campaign to mislead PeopleSoft customers about Oracle’s plans to support PeopleSoft products. In addition, the complaint incorporates claims of interference with customers of J.D. Edwards, now part of PeopleSoft.

Having completed its acquisition of J.D. Edwards, PeopleSoft is consolidating the two companies’ claims against Oracle into a single lawsuit and, therefore, will voluntarily dismiss J.D. Edwards’ previously filed lawsuits in other courts. PeopleSoft’s complaint will continue to seek both injunctive relief and damages, including damage caused to J.D. Edwards.

About PeopleSoft

PeopleSoft (Nasdaq:PSFT — News) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure Internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,200 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Additional Information

PeopleSoft filed a registration statement on Form S-4 with the SEC on June 19, 2003 relating to the acquisition of J.D. Edwards & Company. PeopleSoft also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

Forward-Looking Statements

These materials may contain forward-looking statements, which reflect PeopleSoft’s and management’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft generally, see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks relating to the J.D. Edwards acquisition and Oracle’s tender offer are described in PeopleSoft’s most recent SEC filings. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.

Contact:
PeopleSoft Inc. Lori Varlas, 877-528-7413 (Investor Relations) lori_varlas@peoplesoft.com Steve Swasey, 925-694-5230 (Public Relations) steve_swasey@peoplesoft.com

Source: PeopleSoft Inc.